FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item

1.	Press Release – CN to make shelf prospectus filings for US$1 billion of debt.

North America’s Railroad

News
FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN to make shelf prospectus filings for US$1 billion of debt

MONTREAL, Oct. 21, 2003 – CN said it will make required filings with Canadian securities regulators and the United States Securities and Exchange Commission (SEC) today with respect to a preliminary shelf prospectus providing for the issuance by CN of up to US$1 billion of debt securities in Canadian and U.S. markets.

CN expects to use net proceeds from a sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding debt, acquisitions and other business opportunities.

A registration statement relating to these securities will be filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the preliminary shelf prospectus will be available on the Canadian Securities Administrators' web site, www.sedar.com, or from the SEC.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Du-luth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Mem-phis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investors
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 21, 2003	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary